EXHIBIT 17.1
January 14, 2008
To The Board of Directors of TBX Resources, Inc.:
I, Tim P. Burroughs, having verbally resigned to the Board on December 20, 2007, do Hereby make official this resignation in writing, to be effective on December 20, 2007.
Highest Regards,

/S/ Tim P. Burroughs

Tim P. Burroughs